NO ACT

PE
8-5-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13003540

DIVISION OF
CORPORATION FINANCE

Received
SEP 03 2013
Washington, DC 20549

September 3, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 9-3-13

Scott W. Wilton
Inland American Real Estate Trust, Inc.
swilton@inlandgroup.com

Re: Inland American Real Estate Trust, Inc.
Incoming letter dated August 5, 2013

Dear Mr. Wilton:

This is in response to your letter dated August 5, 2013 concerning the shareholder proposal submitted to Inland American by Kenneth A. Mills. We also have received a letter on the proponent's behalf dated August 22, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Acting Chief Counsel

Enclosure

cc: Adam M. DeJohn
Dessen, Moses & Rossitto
adejohn@dms-lawyer.com

September 3, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Inland American Real Estate Trust, Inc.
Incoming letter dated August 5, 2013

The proposal seeks to have Inland American buy back shares from shareholders who are 70 ½ years of age or older and must take a required minimum withdrawal from their individual retirement account.

There appears to be some basis for your view that Inland American may exclude the proposal under rule 14a-8(i)(7), as relating to Inland American's ordinary business operations. In this regard, we note that the proposal relates to the implementation and particular terms of a share repurchase program. Accordingly, we will not recommend enforcement action to the Commission if Inland American omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Inland American relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DESSEN, MOSES & ROSSITTO

ATTORNEYS AND COUNSELORS AT LAW

DAVID S. DESSEN
BONNIE SMITH MOSES
SAMUEL A. ROSSITTO
ROBYN M. AGHEN
ADAM M. DEJOHN
HOPE BOSNIAK

1500 WALNUT STREET
SUITE 700
PHILADELPHIA, PA 19102
(215) 732-1517
FAX (215) 732-0102
www.dms-lawyer.com
E-MAIL adejohn@dms-lawyer.com

600 EASTON ROAD
WILLOW GROVE, PA 19090-2591
(215) 658-1400

86 BETHLEHEM PIKE
SUITE 200
PHILADELPHIA, PA 19118
(215) 242-3830

1 GREENTREE CENTER
SUITE 201
MARLTON, NJ 08054
(856) 795-1115

210 WEST FRONT STREET
SUITE 4
MEDIA, PA 19063
(610) 565-8480

August 22, 2013

RECEIVED
2013 AUG 28 AM 11:30
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
110 F Street, N.E.
Washington, D.C. 20549

Re: Kenneth Mills/Inland American Real Estate Trust Plan, Inc.

Dear Sir or Madam:

I recently met with Kenneth Mills in regards to his proposal to Inland American Real Estate Trust Plan, Inc. This letter shall serve as Mr. Mills' response to the August 5, 2013, letter to the SEC by their counsel, Kevin M. Lippert, Esq. of Shefsky and Foelich, requesting the proposal be omitted from its Proxy Materials.

First, the company states the proposal by Mr. Mills, which would allow share members who are 70 ½ years old to sell the amount required for their minimum withdrawal back to the company at the set share price, is excludable as it will restrict normal business operations. The company presently has a policy allowing for the sale of an buy-back of stock from the company for any deceased shareholders. If this has not and does not hinder the company's business operations, there is no basis that extending the same policy to shareholders 70 ½ and older would do so.

The company then argues that the proposal is excludable because it would benefit Mr. Mills. However, the proposal would actually benefit any share holder 70 ½ years or older, and as all shareholders have an equal opportunity to reach this age, the policy could and would benefit any share holder who reached this age. The argument is then made that the proposal is false and misleading, based on the wording in the proposal. Mr. Mils' response is that the wording of the new policy is amenable to amendment, and could simply mirror that of the present policy allowing for the sale and buy-back of a deceased shareholder's stock. The proposal is clear, and if the company seeks to mandate or recommend a re-stating any terms of the proposal, Mr. Mills would contemplate any changes to clarify the policy that do not change the underlying basis for said policy.

Finally, the company argues that the proposal is excludable for violating the laws of the State of Maryland based on the state law allowing for the Board to determine policy. This, however is superceded by federal law and applicable SEC regulations, specifically as it pertains to the requirement allowing for ballot measures for proposals such as the underlying policy to be considered by shareholders. Additionally, Mr. Mills contends that the current state penalizes senior citizens who are required to take a minimum distribution, often at a loss, which amounts to age discrimination. The laws of the State of Maryland prohibit age discrimination, something which the policy seeks to amend. Accordingly, it is the position of Mr. Mills that the proposal does not violate the laws of the State of Maryland, and should be included in the Proposal for Proxy Materials.

Yours truly,



Adam M. DeJohn, Esq.

c.c. Kenneth M. Lippert, Esq.
SEC, shareholder proposals—via email
Ken Mills, via email

From:	Wheeler, Matthew R. <MWheeler@Shefskylaw.com>
Sent:	Monday, August 05, 2013 7:28 PM
To:	shareholderproposals
Cc:	Lippert, Kevin; Choate, Michael J.; Wilton, Scott W.; mcguinness@inlandgroup.com
Subject:	No Action Letter Request - Inland American Real Estate Trust, Inc.
Attachments:	Inland American - No Action Letter - Stockholder Proposal - Fully Assembled.pdf

Ladies and Gentlemen –

On behalf Inland American Real Estate Trust, Inc., (the "Company"), please find attached our no action request to exclude a shareholder proposal from Kenneth A. Mills. In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we have simultaneously provided Mr. Mills with a copy of the Company's no action request.

Please contact me with any questions.

Thank you,

Matt

Matthew Wheeler
Shefsky & Froelich
111 East Wacker Drive
Suite 2800
Chicago, IL 60601
Office: 312.840.4309
Fax: 312.275.7643
Email: mwheeler@shefskylaw.com
http://www.shefskylaw.com


Inland American
REAL ESTATE TRUST, INC.

The Inland Real Estate Group of Companies, Inc.
Winner of the Better Business Bureau's Ethics Award


Scott W. Wilton
Direct: (630) 218-8000 ext. 6364
Fax: (630) 954-5655
E-mail: swilton@inlandgroup.com

August 5, 2013

<u>VIA FEDERAL EXPRESS</u>
Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Inland American Real Estate Trust, Inc. (the "Company"), has received from Mr. Kenneth A. Mills a stockholder proposal attached hereto as <u>Exhibit A</u> (the "Proposal"). Although the request from Mr. Mills is ambiguous in that it does not explicitly reference the Company's proxy statement and form of proxy card for its 2013 Annual Meeting of Stockholders (the "Proxy Materials") or Rule 14a-8 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), the Company is treating the Proposal as a request by Mr. Mills to include the Proposal in the Company's Proxy Materials. The Company believes that it may properly omit the Proposal from the Proxy Materials for the reasons discussed herein.

The Company respectfully requests confirmation that the staff of the Division of Corporate Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from its Proxy Materials in reliance on the provisions of Rule 14a-8.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. As also required by Rule 14a-8(j) under the Exchange Act, this letter is being submitted not less than 80 days before the Company intends to file its definitive Proxy Materials with the Staff. To the extent that the basis for omitting the Proposal is based on matters of Maryland law, this letter will serve as support for the opinion of counsel required pursuant to Rule 14a-8(j)(2)(iii).

The Company is sending a copy of this letter and its attachments to Mr. Mills as notice of the Company's intention to omit the Proposal from its Proxy Materials. Please be advised that the Company has agreed to forward promptly to Mr. Mills any response we receive from the Division of Corporate Finance to this no-action request that is transmitted by electronic mail or facsimile to the Company only.

I. THE PROPOSAL

The text of Mr. Mills' Proposal is as follows:

"Whereas Shareholders who are holding Inland American shares in the IRA who are 70 & ½ years or older are penalized by the stock price when they are forced to sell their shares as a result of having to take a Required Minimum Withdrawal from the IRA each year on the open market because of financial need.

Therefore, it is approved that shareholders who are 70 & ½ years of age or older who must take a Required Minimum Withdrawal from Inland American shares will be allowed to sell the required amount of stock back to Inland American Real Estate Trust at the price set by Inland American during the year."

II. GROUNDS FOR EXCLUSION

A. The Proposal is excludable under Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

Under Rule 14a-8(i)(7), a company may exclude from its proxy materials stockholder proposals that relate to the conduct of its "ordinary business operations." As used in Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word. Instead, the term "is rooted in the corporate law concept [of] providing management with flexibility in directing core matters involving the company's business and operations." *Exchange Act Release No. 34-40018* (May 21, 1998) (the "1998 Release"). According to the Commission, the determination of whether a proposal deals with a matter relating to a company's ordinary business operations is made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed. *Id.* As the Commission stated in the 1998 Release, the general policy underlying this exclusion is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." In the 1998 Release, the Commission explained that there are two considerations underlying the foregoing general policy. The first consideration relates to the subject matter of the proposal in that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration relates to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

The Proposal submitted by Mr. Mills to the Company is effectively asking the Company to institute a share repurchase program or amend the terms and conditions of its current share repurchase program, in either case to repurchase shares held by a specified subset of stockholders who are of a certain age, hold their shares in an individual retirement account and are required to withdraw some minimum amount from the retirement account. This Proposal relates both to a task that is fundamental to management's ability to run the Company on a day-to-day basis and intrudes on a matter that is too complex for stockholders as a group to make an informed judgment on a one-time basis, and accordingly the Staff has consistently taken the position that a company's determination to institute a share repurchase program, including the terms on which such repurchases will be made, is a matter related to the conduct of an issuer's ordinary business operations and therefore excludable under Rule 14a-8(i)(7).

In *Pfizer Inc.* (avail. Feb. 7, 2003), a stockholder submitted a proposal that would have required stockholders to vote on whether the company should spend $5 billion to repurchase issued and outstanding shares on the open market or use those funds to increase the dividend. The Staff granted the issuer's request for "no action" in excluding the proposal under Rule 14a-8(i)(7) because the proposal related to Pfizer's ordinary business operations (*i.e.*, implementation of a share repurchase program)." *See also, Fauquier Bankshares, Inc.* (avail. Feb. 21, 2012) (proposal related to the mechanics and implementation of the issuer's share repurchase program); *Concurrent Computer Corporation* (avail. July 13, 2011) (proposal relating to the implementation and particular terms of a share repurchase program "involve decisions that relate to the conduct of the ordinary business operations of the company"); *Vishay Intertechnology, Inc.* (avail. Mar. 23, 2009) (stockholder proposal requiring the board of directors to make an irrevocable offer to repurchase and cancel the company's class B shares in exchange for the company's publicly traded shares excluded under Rule 14a-8(i)(7) because the repurchase of securities relates to ordinary business operations); *Ryerson, Inc.* (avail. Apr. 6, 2007) (proposal seeking to implement a stock repurchase program excluded under Rule 14a-8(i)(7) because it relates to the company's ordinary business operations); *Medstone International* (avail. May 1, 2003) (excluding proposal seeking to establish pricing criteria for repurchase of the issuer's stock); *Apple Computer, Inc.* (avail. Mar. 3, 2003) (proposal that contained specific procedures for the design and implementation of a share repurchase program, including how to set the purchase price, excluded because "implementing a share repurchase program" relates to the conduct of ordinary business operations); *Ford Motor Co.* (avail. Mar. 28, 2000) (proposal seeking to implement a stock repurchase program excluded under Rule 14a-8(i)(7) because it relates to the company's ordinary business operations). Similarly, the Staff has granted "no action" requests pursuant to Rule 14a-8(i)(7) with respect to proposals to amend an existing share repurchase program. *See LTV Corporation* (avail. Feb. 15, 2000) (excluding proposal seeking to amend a stock repurchase plan); *Food Lion, Inc.* (avail. Feb. 22, 1996)(granting "no action" to exclude a proposal mandating an amendment to an existing stock repurchase plan, noting that proposal was "directed at a matter relating to the conduct of the company's ordinary business operations (*i.e.*, determination of the terms and conditions of an existing stock repurchase plan)").

The parameters of the Company's Second Amended and Restated Share Repurchase Program (the "Repurchase Program") were determined by the Company's management and board of directors after considering the Company's capital raising, capital management and financing activities, among other things. Decisions regarding these matters directly affect the Company's ordinary business operations, including decisions relating to the allocation of financial resources to finance the Company's operations. Determination of the terms and conditions of the Company's Repurchase Program and what is in the best interests of the Company requires access to information that may not be immediately available to stockholders and the general public along with an understanding of the Company's financial forecasts and current and long-term business plans. The Company's best interests require that management and its board of directors have the flexibility to adjust the terms and conditions of the Repurchase Program on a real-time basis as circumstances change and new information, often confidential, becomes available. The Company's stockholders typically take action only once per year at the Company's annual meeting, and gathering the requisite stockholder votes or written consents to act is a difficult task that requires too much lead time to place decisions in the hands of stockholders about whether or not to repurchase stock, what quantities to repurchase and what price to pay. Rather, these decisions have been appropriately left to company boards and management as matters that are part of a company's ordinary business operations. Based in part on the Staff's long history of granting "no action" requests with respect to the exclusion of proposals that relate to the implementation or amendment of a share repurchase program as relating to a company's ordinary business operations, the Company believes the Proposal is an inappropriate matter for stockholder action. Accordingly, we respectfully request that the Staff represent that it will take no action if the Company excludes the Proposal of Mr. Mills from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(7).

B. The Proposal is excludable under Rule 14a-8(i)(4) because it is designed to result in a benefit to Mr. Mills and further a personal interest not shared by the Company's other stockholders at large.

The Commission has stated that an issuer's proxy materials are not a proper forum "for airing personal claims or grievances," and accordingly Rule 14a-8(i)(4) permits a company to exclude a stockholder proposal if "the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by the other shareholders at large." *Exchange Act Release No. 34-12999* (Nov. 22, 1976). The policy underlying Rule 14a-8(i)(4) is to ensure that the stockholder proposal process is not "abused by proponents attempting to achieve personal ends that are not necessarily in the common interests of the [company's] shareholders generally." *Exchange Act Release No. 34-20091* (August 16, 1983). The rule is designed to prevent stockholders from unfairly and counter-productively taking over the stockholder proposal process and using it as a forum for addressing their own personal concerns. *Id.* Using the stockholder proposal procedures in this way would amount to "an abuse" of the proposal process, and the costs and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large. *Exchange Act Release No. 19135* (Oct. 14, 1982).

The Staff has consistently permitted issuers to exclude proposals under Rule 14a-8(i)(4) when the issuer has demonstrated that the proposal was actually a pretext by the proponent to obtain a benefit not shared by other stockholders at large. *See Medical Information Technology, Inc.* (avail. Mar. 3, 2009) (proposal that company comply with government regulations that require businesses to treat all stockholders the same excluded because the purpose of the proposal was the proponents' own financial gain); *Scana Corporation* (avail. Mar. 8, 2000) (stockholder proposal motivated by proponent's dissatisfaction with the company and its transfer agent with respect to tax withholding for stockholders applying for W-8 designated accounts excluded under 14a-8(i)(4)); *US WEST, Inc.* (avail. Feb. 22, 1999) (actions at issue affected stockholder proponent personally and stockholder submitted the proposal "as a means of redressing a personal grievance with the company"); *Northern States Power Co.* (avail. Feb. 16, 1995) (proposal excluded where the intent of the proponent was to use the stockholder process as a tactic toward his own financial gain). Among the situations in which the Staff has granted relief is when retirees and pensioners seek benefits that do not inure to other stockholders. *See, e.g., International Business Machines Corp.* (avail. Nov. 17, 1995) (proposal by a retiree requesting that the company increase the minimum pension benefit to retirees excluded); *General Electric Co.* (avail. Jan. 25, 1994) (excluding proposal by a retiree requesting the board of directors to increase the pensions of retirees); and *International Business Machines Corp.* (avail. Jan. 25, 1994) (excluding proposal by a retiree requesting that the company increase the minimum pension benefit to retirees).

Mr. Mills, on the face of his letter, is seeking a benefit for only a specific subset of all stockholders, with whom Mr. Mills shares a personal interest, namely the interest of retirees over 70½ years of age who hold shares in an individual retirement account in avoiding the sale of shares from their IRAs into the secondary market to satisfy mandatory withdrawal requirements. The Commission has stated that even proposals which have been broadly drafted so that they might relate to matters which may be of interest to all security holders may be excluded, if it is clear from the facts and circumstances that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." *Exchange Act Release No. 19135* (Oct. 14, 1982). Mr. Mills' Proposal is not even so broadly drafted as to be of interest to all stockholders, and his interest in the Proposal is clearly personal.

As much as we might be sympathetic on a personal level to any stockholder who is compelled to sell shares into an illiquid market, the Company informed its stockholders, as well as their fiduciaries and other representatives, of the risks of investing in the Company by disclosing in the Company's offering prospectus that:

- the Company's "shares are not listed for trading on any national securities exchange and we do not expect to list the shares in the near future," that a "public market may never develop," and that stockholders "may not be able to sell your shares when you desire or at a price equal to or greater than the offering price,"

- "the share repurchase program may be suspended or terminated if: ...our board of directors determines that it is in our best interest to suspend or terminate the share repurchase program" and that the Company "may amend or modify any provision of the program at any time in our board's discretion," and

- if "you are investing the assets of ... an IRA in our shares, you should satisfy yourself that, among other things ... your investment will not impair the liquidity of the ... IRA."

See, e.g., Prospectus of the Company dated January 7, 2009, and filed with the Commission pursuant to Rule 424 (Registration No. 333-139504) on January 12, 2009, at pp. 22, 46 and 129. The Company has made similar disclosures regarding the lack of a liquid public trading market for its shares and its ability to amend or terminate its share repurchase program in its other public filings as well. *See, e.g., Annual Report on Form 10-K of the Company filed with the Commission on March 13, 2013, at pp. 15-16.*

Therefore, despite any sympathies we may have for one or more individual stockholders, in accordance with the purpose of Rule 14a-8(i)(4) to limit stockholders' misuse of the stockholder proposal system for personal gain, the Proposal of Mr. Mills should be excluded. The Proposal should be excluded even if some other stockholders might benefit, because the real motive of Mr. Mills is to seek a benefit that is personal to him. Accordingly, we respectfully request that the Staff represent that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(4).

C. The Proposal is excludable under Rule 14a-8(i)(1) because it is improper under state law and not a proper subject for action by stockholders under the laws of Maryland.

Rule 14a-8(i)(1) states that an issuer may exclude a stockholder proposal if it is not a proper subject for action by stockholders under the laws of the jurisdiction of the company's organization. The accompanying note to paragraph (i)(1) of the Rule provides that, depending on the subject matter, "some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." In *Exchange Act Release No. 34-12999* (Nov. 22, 1976), the Commission stated:

> It is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by the board of directors,' or words to that effect. Under such a statute. the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or in the corporation's charter or bylaws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute.

In *Exchange Act Release No. 34-40018* (May 21, 1998), the Commission reiterated this interpretation of Rule 14(a)-8(i)(1) by stating that "depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." The Staff has consistently permitted issuers to exclude stockholder proposals which require the board of directors to take actions that under state law are within the discretion of the board. *See, e.g., Constellation Energy Group* (avail. Mar. 2, 2004) (excluding proposal that intruded on the board's authority, ability and obligation to manage the business and affairs of the corporation in accordance with the issuer's charter and Maryland law); *Tri-Continental Corp.* (Mar. 25, 2003) (excluding proposal directing the company's board of directors to prevent the issuer from repurchasing its own shares because mandating that the board take action intrudes into the authority granted to directors under state law); *Washington Real Estate Investment Trust* (avail. Dec. 13, 1999) (proposal limiting bonus compensation excluded because it was not a proper subject for action by stockholders under Maryland law); *E.I. du Pont and Company* (Jan. 20, 1998) (excluding proposal mandating that the company's total number of authorized shares be increased not a proper subject for action by stockholders).

The Company is incorporated in Maryland and is governed by the Maryland General Corporation Law (the "MGCL"). Under the MGCL and under the Company's Sixth Articles of Amendment and Restatement (the "Charter"), Amended and Restated Bylaws, as amended (the "Bylaws") and Repurchase Program, it is clear that the Company's directors, and not its stockholders, have the responsibility and the authority to determine if, when and under what terms and conditions the Company will repurchase its shares. Section 2-401(a) of the MGCL provides that "the business and affairs of the corporation shall be managed under the direction of the board of directors." Similarly, Section 2-401(b) states that "[a]ll powers of the corporation may be exercised by or under authority of the board of directors except as conferred on or reserved to the stockholders by law or by the charter or bylaws of the corporation." Courts interpreting Section 2-401 have held that the board of directors of a Maryland corporation may exercise all of the powers of a corporation unless conferred upon or reserved to stockholders. *See Hecht v. Resolution Trust Corp.*, 333 Md. 324, 331-332, (1994); *Martin Marietta Corp. v. Bendix Corp.*, 549 F. Supp. 623, 633 n.5 (D.Md. 1982).

The MGCL also contains specific provisions related to repurchases, which are considered a type of distribution. *See* MGCL Section 2-301. Section 2-309(b) of the MGCL provides that a corporation may make distributions to its stockholders **if the distribution is authorized by its board of directors.** Subject to a corporation's charter and Section 2-311 of the MGCL, Section 2-310 provides that "**if authorized by its board of directors**, a corporation may acquire the corporation's own shares" (emphasis added). Accordingly, Maryland law clearly requires a corporation's board of directors to authorize a repurchase of shares.

Article VI, Section 6.5(k) of the Company's Charter provides that the Company may adopt a share repurchase program to "repurchase shares of Common Stock on such terms and conditions **as shall be determined by the Board of Directors.**" (emphasis added) Moreover, Article 9 of the Repurchase Program provides that it may be amended, "in whole or in part, **by the board, in its sole discretion.**" (emphasis added) Neither the Charter nor the Bylaws confer on or reserve to the stockholders any rights with regard to determining when the Company may or must repurchase its shares.

Because the MGCL and the Company's Charter, Bylaws and Repurchase Program all confer responsibility on the board for determining whether to repurchase the Company's stock, making such a determination is not a proper subject for stockholder action under Maryland law, and the Company respectfully requests the Staff's representation that it will not seek enforcement if the Proposal is omitted under Rule 14a-8(i)(1).

III. The Proposal is excludable under Rule 14a-8(i)(2) because if implemented it would cause the Company to violate Maryland law.

Rule 14a-8(i)(2) of the Exchange Act states that a company may exclude from its proxy materials stockholder proposals that would, if implemented, "cause the company to violate any state, federal or foreign law to which it is subject." The Company is organized under the MGCL. Under Section 2-401 of the MGCL, the Company's board of directors has general authority to manage the business and affairs of the Company. In addition, Section 2-405.1 of the MGCL requires the directors of the Company to perform their duties as directors, including duties as a member of a committee of the board, in "(1) good faith; (2) in a manner he reasonably believes to be in the best interests of the corporation; and (3) with the care that an ordinarily prudent person in a like position would use under similar circumstances."

As noted above, repurchases are considered to be a type of distribution under the MGCL, and Section 2-312 of the MGCL provides that, "if it is established that the director's duties were not performed in compliance with Section 2-405.1 of [the MGCL], a director who votes for or assents to a distribution made in violation of the charter or Section 2-311 of [the MGCL] is personally liable to the corporation for the amounts of the distribution that exceeds what could have been made without violating the charter or § 2-311 . . . ." Section 2-311(a) of the MGCL prohibits any distribution, including a share repurchase, unless, after giving effect to the distribution, the corporation will satisfy two solvency tests. First, the corporation must be able to pay its indebtedness as the indebtedness becomes due in the usual course of business. Second, the corporation's assets must not be less than its total liabilities plus, unless its charter permits otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distributions, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution. In the case of a distribution by purchase of shares, the effect of the distribution is measured as of the date of the purchase.

The Proposal, if implemented, would require mandatory repurchases of shares for stockholders subject to a "Minimum Required Withdrawal" from an IRA and would therefore restrict the ability of the Company's board of directors to discharge their duties under Section 2-405.1. The board has already determined the terms and conditions under which the Company will repurchase shares. The Proposal, if implemented, would require the Company to repurchase shares from stockholders outside of the parameters that the directors have already determined to be in the best interests of the Company. The Proposal also would mandate share repurchases regardless of whether they comply with the solvency tests described above. Unlike repurchases under the Company's existing share repurchase plan, for which the board retains discretion as to the number of shares to repurchase, if any, the Proposal would deprive the board of the opportunity, prior to the share repurchases, of assessing the Company's financial situation and determining that the share repurchases are in the best interests of the Company and are not prohibited by the MGCL, all things that an ordinarily prudent person in a like position under similar circumstances would likely do before authorizing a distribution.

The staff has consistently granted "no action" when a stockholder proposal violates state law under Rule 14a-8(i)(2). In *First United Corp.* (avail. Jan. 20, 2006), the Staff permitted the exclusion of a stockholder proposal that would have prevented the Company's board of directors from performing their duties under Section 2-405.1 of the MGCL because it would violate Maryland law. *See also, Vail Resorts, Inc.* (avail. Sep. 16, 2011) (excluding proposal that would prevent the board from satisfying its duties under state law); *Valeant Pharmaceuticals International* (avail. Apr. 3, 2001) (excluding proposal that would cause the board of directors to violate their fiduciary duties under state law). Because the Proposal would cause the directors and the Company to violate Maryland law by not properly considering whether it is permissible and in the best interests of the Company to repurchase shares of the Company's stock from the group of stockholders described in the Proposal, the Company believes that the Proposal may be excluded from the Company's Proxy Materials under Rule 14a-8(i)(2) and accordingly requests that the Staff represent that it will not recommend enforcement if the Proposal is so excluded.

A. The Staff should grant the Company "no action" to exclude the Proposal under Rule 14a-8(i)(3) because the Proposal is false and misleading in violation of Rule 14a-9.

The Proposal makes statements and omits material facts such that it violates Rule 14a-9 because the statements in it are misleading. Rule 14a-8(i)(3) expressly authorizes the Company to exclude a shareholder's proposal where such proposal violates the proxy rules, including Rule 14a-9. Rule 14a-9(a) prohibits statements which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements therein not false or misleading. Mr. Mills asks that a select group of stockholders be "allowed" to sell the "required amount of stock" to the Company at the price "set" by Inland American "during the year." Each of the quoted words or phrases from the Proposal is so vague and indefinite as to render the entire Proposal to be misleading.

Allowing a stockholder to sell shares back to the Company is not the same thing as requiring the Company to buy them. Even if one assumes that the "required amount of stock" refers to the amount that an IRA holder must sell to meet a minimum withdrawal from an IRA as required by laws governing IRAs, the Proposal omits numerous material facts that a reasonable stockholder would need to cast an informed vote, including without limitation: (1) any citation to the legal authority requiring such withdrawals, so that stockholders casting votes can inform themselves about what is required of IRA holders, (2) alternatives, if any, available to stockholders holding Company shares in an IRA that would permit those stockholders to avoid selling their Company shares yet still be in compliance with the laws governing IRAs, (3) how many shares of Company stock are held in IRAs by stockholders who must make required withdrawals and sell shares of Company stock (Hypothetically, if every stockholder were to put shares in an IRA, would the Company be forced to go private or even liquidate its assets? Will management have to revalue itself after each significant sale of assets and "set" a new price at which shareholders will be allowed to sell?), (4) how many stockholders are likely to have to sell shares of Company stock in their IRAs in the foreseeable future; (5) the duration of time that the Company will be obligated to continue to repurchase shares held in IRAs; and (6) how the existing 5% limit described in the Company's share repurchase plan would be impacted.. Perhaps most importantly, the Proposal omits any formula for determining the price that the Company would pay for shares sold to it and does not reference any specific price other than a price set by the Company "during the year." Does this mean that if a price was last "set" by the Company during 2012, for example, that stockholders will not be allowed to sell shares to the Company in 2013 until the Company sets a price in 2013? What happens if the Company fails to "set" a price in a particular year? What steps must the Company take to "set" a repurchase price? The omission of these critical facts by the proponent renders the Proposal to be so vague and indefinite as to be materially misleading. The failure to include such critical facts in the Proposal is also indicative that share repurchases are matters that are typically not addressed by stockholders, who generally act once per year, and are best left in the hands of directors and management, who have the expertise, access to information, day-to-day authority and legal incentives to do what is best for the Company rather than what is best for any particular stockholder.

The Staff has found proposals similar to the Proposal in question to be excludable when they are too vague and indefinite. *Altera Corporation* (avail. Mar. 8, 2013) (excluding proposal as vague and indefinite because neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); *Wendy's international, Inc.* (February 24, 2006) (excluded proposal did not state the duration of its requirements); *T Rowe Price Group, Inc.* (avail. Jan. 15, 2003) (excluding proposal found to be vague and indefinite because it lacked specific information necessary for its implementation); *Tri-Continental Corporation* (avail. Mar. 14, 2000) (excluding proposal that due to vagueness would be subject to multiple interpretations). Moreover, Staff Legal Bulletin No. 14B (Sept. 15, 2004) confirms that a resolution may be excluded when a lack of specific information in the proposal would prevent stockholders from determining what exact actions or measures the proposal requires.

Because stockholders are likely to be materially misled by the Proposal, the Proposal would violate Rule 14a-9, and as such may be excluded under Rule 14a-8(i)(3). Accordingly, the Company respectfully requests "no action" to exclude it from the Company's Proxy Materials.

IV. CONCLUSION

We respectfully submit, for the foregoing reasons, that the Proposal may be omitted in its entirety from the Company's Proxy Materials in accordance with Rules 14a-8(i)(7), 14a-8(i)(4), 14a-8(i)(1) and 14a-8(i)(1) under the Exchange Act. We respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is so omitted.

If you have any questions regarding this request, or if you need any additional information, please do not hesitate to contact me at (630) 218-8000 ext. 4743 or by email at swilton@inlandgroup.com. Kind regards.

Very truly yours,

INLAND AMERICAN REAL ESTATE TRUST, INC.



Scott W. Wilton
Secretary

cc: Thomas P. McGuinness
Michael J. Choate
Kevin M. Lippert
Matthew R. Wheeler

EXHIBIT A

SEE ATTACHED

May 1, 2013

Mr. Scott W. Wilton Esquire, Corporate Secretary

C/O Inland American Real Estate Trust, Inc.

2901 Butterfield Road, Oak Brook, Illinois 60523

Dear Mr. Wilton:

I am a Stockholder in Inland American Real Estate Trust with approximately 1533 shares. My age is presently 79 years old.

By this letter I am requesting that you present the following proposal to the Shareholders of Inland American at their Annual meeting:

"Whereas Shareholders who are holding Inland American shares in their IRA who are 70 & ½ years old or older are penalized by the stock price when they are forced to sell their shares as a result of having to take a Required Minimum Withdrawal from their IRA each year on the open market or because of financial need.

Therefore, it is approved that shareholders who are 70 ½ years of age or older who must take a Required Minimum Withdrawal from Inland American Shares will be allowed to sell the required amount of stock back to Inland American Real Estate Trust at the price set by Inland American during the year".

Thank you for your attention to this matter; you may contact me at ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** if you need to discuss my request with me.

Yours truly'



Kenneth A Mills

FISMA & OMB Memorandum M-07-16



FISMA & OMB Memorandum M-07-16



7012 2210 0001 6554 7641



1000



60523

U.S. POSTAGE
PAID
VOORHEES,NJ
08043
MAY 10, 13
AMOUNT

$6.11

00047249-07

Mr. Scott W. Wilton Esquire, Corporate
Secretary
C/O Inland American Real Estate
2901 Butterfield Rd. Oak Brook Illinois

60523

60523$1150 C035



EXHIBIT B

OPINION OF MARYLAND COUNSEL

VENABLE® LLP

750 E. PRATT STREET SUITE 900 BALTIMORE, MD 21202
T 410.244.7400 F 410.244.7742 www.Venable.com

August 2, 2013

Inland American Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, Illinois 60523

Re: Inland American Real Estate Trust, Inc. – Omission of the Stockholder Proposal Submitted by Mr. Kenneth A. Mills

Ladies and Gentlemen:

We are Maryland counsel to Inland American Real Estate Trust, Inc., a Maryland corporation (the "Company"), in connection with certain matters of Maryland law arising out of a stockholder proposal (the "Proposal") submitted by Mr. Kenneth A. Mills for inclusion in the Company's proxy materials for the 2013 Annual Meeting of the Stockholders. We have been asked to consider whether (1) the Proposal is a proper subject for action by stockholders under Maryland law and (2) the Proposal, if implemented, would cause the Company to violate Maryland law. In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined the charter of the Company (the "Charter"), the Amended and Restated Bylaws of the Company (the "Bylaws"), the Proposal and such matters of law as we have deemed necessary or appropriate to issue this opinion.

The Proposal, which effectively requires the Company to institute a share repurchase program or amend the terms and conditions of its current share repurchase program, in either case to require mandatory repurchases of shares held by a specified subset of stockholders who are of a certain age, hold their shares in an individual retirement account and are required to withdraw some minimum amount from the retirement account, reads, in full, as follows:

> "Whereas Shareholders who are holding Inland American shares in the IRA who are 70 & ½ years or older are penalized by the stock price when they are forced to sell their shares as a result of having to take a Required Minimum Withdrawal from the IRA each year on the open market because of financial need.
>
> Therefore, it is approved that shareholders who are 70 & ½ years of age or older who must take a Required Minimum Withdrawal from Inland American shares will be allowed to sell the required amount of stock back to Inland American Real Estate Trust at the price set by Inland American during the year."

I. Not a Proper Stockholder Action

Section 2-401(a) of the Maryland General Corporation Law (the "MGCL") provides that "the business and affairs of the corporation shall be managed **under the direction of the board of directors**" (emphasis added). Similarly, Section 2-401(b) states that "[a]ll powers of the corporation may be exercised **by or under authority of the board of directors** except as conferred on or reserved to the stockholders by law or by the charter or bylaws of the corporation" (emphasis added). Courts interpreting Section 2-401 have held that the board of directors of a Maryland corporation may exercise all of the powers of a corporation unless conferred upon or reserved to stockholders. See *Hecht v. Resolution Trust Corp.*, 333 Md. 324, 331-332, (1994); *Martin Marietta Corp. v. Bendix Corp.*, 549 F. Supp. 623, 633 n.5 (D.Md. 1982).

The MGCL also contains specific provisions related to repurchases, which are considered a type of distribution.[1] Section 2-309(b) of the MGCL provides that a corporation may make distributions to its stockholders **if the distribution is authorized by its board of directors.** Subject to a corporation's charter and Section 2-311 of the MGCL, Section 2-310 provides that "**if authorized by its board of directors,** a corporation may acquire the corporation's own shares" (emphasis added). Accordingly, Maryland law clearly requires a corporation's board of directors to authorize a repurchase of shares.

Neither the Charter nor the Bylaws confer on or reserve to the stockholders any rights with regard to determining when the Company may or must repurchase its shares. In fact, Article VI, Section 6.5(k) of the Charter provides that the Company may adopt a share repurchase program to "repurchase shares of Common Stock on such terms and conditions **as shall be determined by the Board of Directors**" (emphasis added).

Under the Charter, the Bylaws and the MGCL, the Board of Directors of the Company (the "Board"), and not the stockholders of the Company, has the responsibility and the authority to determine if, when and under what terms and conditions the Company will repurchase its shares.

II. Violation of Law

Section 2-311(a) of the MGCL prohibits any distribution, including a share repurchase, unless, after giving effect to the distribution, the corporation will satisfy two solvency tests: First, the corporation must be able to pay its indebtedness as the indebtedness becomes due in the usual course of business. Second, the corporation's assets must not be less

[1] See MGCL Section 2-301.

than its total liabilities plus, unless its charter permits otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distributions, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution. In the case of a distribution by purchase of shares, the effect of the distribution is measured as of the date of the purchase.

When deciding whether to authorize a share repurchase or other distribution, Section 2-405.1 of the MGCL further requires each director of the corporation to perform his or her duties as a director "(1) in good faith; (2) in a manner he [or she] reasonably believes to be in the best interests of the corporation; and (3) with the care that an ordinarily prudent person in a like position would use under similar circumstances." The level of care that a director should use in approving a distribution is evidenced by the personal liability that the MGCL imposes for distributions made in violation of Section 2-311. Section 2-312 of the MGCL provides that, "if it is established that the director's duties were not performed in compliance with Section 2-405.1 of [the MGCL], a director who votes for or assents to a distribution made in violation of the charter or Section 2-311 of [the MGCL] is personally liable to the corporation for the amounts of the distribution that exceeds what could have been made without violating the charter or § 2-311 . . . ."

If implemented, the Proposal would mandate share repurchases regardless of whether they comply with the solvency tests described above. Unlike repurchases under the Company's existing share repurchase plan, for which the Board retains the discretion as to the number of shares repurchased, if any, from time to time, subject to compliance by the directors with their duties under Maryland law, the Proposal would deprive the Board of the opportunity, prior to the share repurchases, of assessing the Company's financial situation and determining that the share repurchases are in the best interests of the Company and are not prohibited by the MGCL, all things that an ordinarily prudent person in a like position under similar circumstances would likely do before authorizing a distribution.

Based upon the foregoing analysis and subject to the limitations, assumptions and qualifications set forth herein, it is our opinion that (1) the Proposal is not a proper subject for action by stockholders under Maryland law and (2) the Proposal could, if implemented, cause the Company and the Board to violate Maryland law.

The foregoing opinion is limited to the MGCL, and judicial interpretations thereof, in effect on the date hereof and we do not express any opinion herein concerning any law other than the MGCL. Furthermore, the foregoing opinion is limited to the matters specifically set forth therein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any provision of the MGCL, or any judicial interpretation of any provision of the MGCL, changes after the date hereof.

VENABLE® LLP

The opinion presented in this letter is solely for your use in connection with the Proposal and may not be relied upon by any other person or entity, or by you for any other purpose, without our prior written consent. However, we consent to inclusion of this opinion with a request by you to the Securities and Exchange Commission (the "Commission") for concurrence by the Commission with your decision to exclude the Proposal from the proxy materials for your next annual meeting of stockholders.

Very truly yours,

108844-269565

Venable LLP